Release Time    IMMEDIATE
Date            29 June 2001
Number  1/01

BHP BILLITON MERGER COMPLETE

Melbourne and London, 29 June 2001

BHP Limited (BHP) and Billiton Plc (Billiton) today formally completed their merger, creating the world's leading diversified resources group, to be known as BHP Billiton.

BHP Billiton has an exceptional asset base of low cost, long-life operations with outstanding commodity and country diversification. Based on the closing prices of BHP and Billiton on 28 June 2001, the new Group will have an enterprise value of approximately US$38 billion.

BHP Billiton Managing Director and CEO Paul Anderson said the combined Group will have the financial strength, international scope and enhanced skills to deliver major growth opportunities and value to shareholders, customers, employees and local communities.

"BHP Billiton aims to be the industry leader in respect of returns to our shareholders, sustainable value creation for all stakeholders and the highest standards of health, safety and environmental practice," he said.

"The combination of world-class assets, outstanding cash generation and a common commitment to realise future growth opportunities, provide the platform for high value growth going forward. The excellent work done by the various integration teams enables us to 'hit the ground running' and to move rapidly to realise the vast potential of BHP Billiton."

BHP Billiton will occupy industry-leader, or near-leader, positions in aluminium, metallurgical coal, seaborne steaming coal, copper, ferro-alloys, iron ore and titanium minerals. The Group also has substantial world-wide interests in oil, gas, liquefied natural gas (LNG), nickel, diamonds and silver.

BHP Billiton will be run by a unified Board and management team, with headquarters in Melbourne, Australia and a significant corporate management centre in London.



Integration Process

Since announcement of the merger on 19 March 2001, combined BHP and Billiton teams have been working to ensure the rapid integration of the two organisations. Significant progress has been made in several key areas.

The following matters have already been finalised and will be implemented immediately:

 . the combined Group's organisational structure and asset groupings
  (see Business Model below);
 . senior management positions at both the corporate and customer sector group levels;
 . governance arrangements (including capital management processes, risk management, and project execution review arrangements);
 . The Group's health, safety, environment and community policy and associated standards;
 . definition of portfolio management priorities;
 . definition of the global marketing structure which entails twin marketing hubs in The Hague and Singapore, and
 . integration of Treasury and certain information systems.

Further areas of focus for BHP Billiton in coming months include:

 . proceeding with the integration programme, including the finalisation of additional management appointments;
 . establishing detailed business plans and strategies at the corporate and customer sector levels;
 . detailed plans to capture the merger benefits;
 . evaluating and sequencing the Group's quality growth opportunities, and . optimising the financing and balance sheet arrangements for the Group.

Progress continues on the development of proposals for the planned spin-out of BHP Steel to BHP shareholders intended to occur by the end of 2002.
This would be accompanied by an appropriate adjustment to compensate Billiton shareholders for the value distributed to BHP shareholders.

More detailed information on each of these areas will be provided as work progresses.

Business Model

The new business model for BHP Billiton is one that couples high quality, long-life assets with innovative customer and market solutions. The model will enable BHP Billiton to service the needs of its customers better, deliver global growth opportunities and take advantage of complementary skills and global scale.

To this end, BHP Billiton has grouped major operating assets into Customer Sector Groups ("CSGs"). These comprise:

	- Aluminium (Aluminium, Alumina)
	- Base Metals (Copper, Silver, Zinc, Lead)
	- Carbon Steel Materials (Coking Coal, Iron Ore, Manganese)
	- Stainless Steel Materials (Chrome, Nickel)
	- Thermal (Steaming) Coal
	- Petroleum (Oil, Gas, LNG)
	- Steel

Mr Anderson said this would enable BHP Billiton to identify specific customer requirements and manage business operations accordingly.

"Each customer sector will have clear financial and operating responsibilities and will be required to deliver sector-specific growth opportunities. This is a new way of approaching our business and will deliver wide-ranging benefits to both BHP Billiton and its customers," he said.

Information on the Customer Sector Group's is available at:
http://www.bhp.com/default.asp?page=2

Board and Management

The identical boards of BHP Billiton Limited and BHP Billiton Plc will comprise the current non-executive directors of BHP Limited and Billiton Plc, as well as Paul Anderson (Managing Director and CEO), Brian Gilbertson (Deputy Chief Executive Officer) and Ron McNeilly (Executive Director,
Global Markets). Don Argus has been appointed Chairman and John Jackson Deputy Chairman of both companies. The full list of Directors is in attachment one.

BHP Billiton has also established a seven-person Executive Committee comprising Paul Anderson, Brian Gilbertson, Chip Goodyear (Chief Development Officer and Acting Chief Financial Officer), Mike Salamon (President and Chief Executive Officer Minerals), Philip Aiken (President Petroleum),
Kirby Adams (President Steel) and John Fast (Chief Legal Counsel).
Following the appointment of a Chief Financial Officer, he/she will also be appointed to the Executive Committee.

Information on the BHP Billiton organisational structure, Board and
management is available at:   http://www.bhp.com/default.asp?page=2

The first combined meetings of the BHP Billiton Limited and BHP Billiton Plc boards will be held in Melbourne in August 2001.


General information

The Dual Listed Companies (DLC) structure means that the existing primary listings on the Australian and London stock exchanges will be maintained, as will the secondary listing on the Johannesburg stock exchange (and an American Depositary Receipts listing on the New York stock exchange).
The companies will now be known as BHP Billiton Limited in Australia and BHP Billiton Plc in London and Johannesburg. The stock exchange 'ticker symbols' for both the Australian and London listings remain unchanged.

Bonus Share Issue

As part of the merger terms, a bonus share issue for eligible BHP shareholders will be made to ensure that the economic and voting interest of each BHP share and each Billiton share is equal.

As previously advised, BHP shares purchased on the ASX after 28 June 2001 will not be eligible for the bonus share entitlement, and the shares will trade "ex" (that is, without) entitlement from the commencement of trading on the ASX on 29 June 2001. Each eligible BHP shareholder will receive
1.0651 new BHP shares for every existing BHP share held.

Allotment of shares to eligible shareholders will occur within the required 10-business day period following the record date, which will be Thursday
5 July 2001.

The issue of the BHP bonus shares should not affect the market capitalisation of BHP, although there will be an associated downward adjustment in the BHP share price to reflect the higher number of shares on issue. Further information on the Bonus Share Issue is available
at:   http://www.bhp.com/default.asp?page=2, or (for Australian callers)
on: 1300 656 780.

Financial Reporting

BHP Billiton will produce its main financial reports on an annual and semi annual basis. The combined group will also produce quarterly production and financial reports which will evolve, where necessary, to meet the requirements of shareholders.

The full year balance sheet date for BHP Billiton will be 30 June.
Half year (to 31 December) and full year (to 30 June) results will be reported as set out in Section A of the "Preliminary Profit Announcement" detailed below. First quarter (to 30 September) and third quarter (to 31 March) results will comprise an abridged version of the half and full year results. The Group will release a template for its quarterly reporting format prior to the first quarter results.

As the merger has been completed before the end of the 2001 financial year, BHP Billiton will take costs associated with the merger into its 2001 results. The estimated cost is approximately US$98 million after tax, which is expected to be split US$43 million for BHP and US$55 million for Billiton. In addition, the Billiton accounts will record the costs associated with the vesting of the two share options schemes. This is expected to be US$37 million. Both companies are also expected to take certain restructuring provisions related to the transaction.


Preliminary Profit Announcement For The Financial Year Ending 30 June 2001

BHP Billiton expects to release a stock exchange announcement detailing its preliminary results for the year ending 30 June 2001 on Monday 20 August 2001. The release will be issued at 08:00 Melbourne time to the Australian stock exchange and will be posted on the BHP Billiton website as soon as possible thereafter. The release will appear on the London and Johannesburg stock exchange screens when these exchanges open on Monday 20 August 2001.

The preliminary profit announcement will comprise three sections:

A. BHP Billiton merged accounts in US dollars under UK GAAP for the year ended 30 June 2001. These accounts will include profit & loss, balance sheet and cash flow information prepared on the basis that BHP and Billiton had been merged for the full 12 months ended 30 June 2001. Supplementary information at a Customer Sector and business level will also be provided. A template of the planned supplementary reporting format, on a semi-annual and full year basis, is available at http://www.bhp.com/default.asp?page=2 . Comparative proforma merged accounts will be provided for the year ended 30 June 2000.

B. BHP stand-alone preliminary profit results (including supplementary information - business results) in Australian dollars under Australian GAAP for the year ended 30 June 2001 in the standard BHP format used for previous BHP quarterly profit announcements. The BHP information will be prepared on the basis that BHP had been a stand-alone entity for the full 12 months ended 30 June 2001. Comparative data will be provided for the year ended 30 June 2000.

C. Billiton stand-alone preliminary profit results in US dollars under UK GAAP for the year ended 30 June 2001 in the standard Billiton format, similar to the information provided in Billiton's most recent interim report.
   The Billiton information will be prepared on the basis that Billiton had been a stand-alone entity for the full 12 months ended 30 June 2001. Comparative data will be provided for the year ended 30 June 2000.


Quarterly Production Report For The Three Months Ending 30 June 2001

The first quarterly production report is expected to be released on Tuesday 31 July 2001 for the three months ending 30 June 2001. This report will cover all of BHP Billiton's producing assets. The format and content of the report will be similar in style to the existing BHP quarterly production report. A template of the BHP Billiton quarterly production report is
available at:   http://www.bhp.com/default.asp?page=2



Adoption of FRS 19 for BHP Billiton Plc Accounts

Under UK GAAP, companies are required to adopt the new reporting standard on deferred taxation ("FRS 19"). BHP Billiton will adopt FRS 19 for the financial year ending 30 June 2001 and will apply this on an undiscounted basis.

In broad terms, FRS 19 requires provision for deferred tax on a comprehensive basis (akin to US GAAP), as opposed to the current provision on a partial basis. For the year ended 30 June 2000, the impact would have been similar to the numbers set out in the US GAAP Reconciliation in Billiton's annual report (p 107), where there was a reduction of US$15 million to the income statement and of US$350 million to shareholders' funds.


****

This announcement is issued by BHP and Billiton and has been approved by J.P. Morgan plc ("JPMorgan") and UBS Warburg Ltd., a subsidiary of UBS AG, for the purposes of Section 57 of the Financial Services Act 1986.

This announcement does not constitute a recommendation regarding the purchase or sale of the ordinary shares of BHP Limited, Billiton Plc, BHP Billiton Limited or BHP Billiton Plc. Shareholders should seek advice from an independent financial adviser as to the suitability of any action for the individual concerned. This announcement does not constitute an offer or invitation to purchase any securities.


J.P. Morgan plc ("JPMorgan"), which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for Billiton and no one else in connection with the merger and will not be responsible to anyone other than Billiton for providing the protections afforded to customers of JPMorgan, nor for providing advice in relation to the merger.

UBS Warburg Ltd. a subsidiary of UBS AG ("UBS Warburg"), which is regulated in the United Kingdom by The Securities and Futures Authority, Limited
(UBS Warburg") is acting for BHP and no one else in connection with the merger and will not be responsible to anyone other than BHP for providing the protections afforded to customers of UBS Warburg and its subsidiaries and affiliates, nor for providing advice in relation to the merger.



ENQUIRIES:

Australia

Dr. Robert Porter, Vice President Investor & Media Relations
Tel:    + 61 3 9609 3540                Mobile: +61 419 587456


Mandy Frostick, Manager Media Relations
Tel:     +61 3 9609 4157                Mobile: +61 419 546 245
					email: frostick.mandy.mj@bhp.com


United Kingdom
Marc Gonsalves, Vice President Investor Relations & Communication
Tel:    +44 20 7747 3956                Mobile: +44 7768 264 950
Fax:    +44 20 7747 3914                email: mgonsalves@Billiton.com


South Africa
Michael Campbell, Vice President Investor & Media Relations
Tel:    +27 11 376 3360                 Mobile: +27 82 458 2587
Fax:    +27 11 376 3362                 email: mcampbell@billiton.co.za


United States
Francis McAllister, Manager Investor Relations
Tel:    +1 713 961 8625                 Mobile: +1 713 480 3699
					email: mcallister.francis.fr@bhp.com

Attachment One

List of board members of BHP Billiton Limited and BHP Billiton Plc


Don Argus, 62, Chairman
John Jackson, 72,  Deputy Chairman
Ben Alberts, 61*
Paul Anderson, 56, Managing Director and Chief Executive Officer
David Brink, 61*
Michael Chaney, 51*
John Conde, 52*
David Crawford, 57*
Brian Gilbertson, 57, Deputy Chief Executive
Cornelius Herkstroter, 63*
David Jenkins, 62*
Derek Keys, 69*
Ron McNeilly, 57, Executive Director Global Markets
John Ralph, 68*
Lord Renwick of Clifton, 63*
Barry Romeril, 57*
John Schubert, 58*

	(* Non-Executive Director)